December 12, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Petróleo Brasileiro S.A.—PETROBRAS
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 19, 2008
File No. 1-15106

Petrobras International Finance Company
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 19, 2008
File No. 1-33121

Dear Ms. Nicholson:

By letter dated September 30, 2008, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 19, 2008, by Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”). The Companies responded by letter dated October 21, 2008, and the Commission responded with follow-up comments by letter dated December 8, 2008. The Companies are submitting herewith, via EDGAR and facsimile, responses to the comments in the Commission’s December 8 letter. For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

1.     We have reviewed your responses to comments 1, 2 and 3 in your letter of October 21, 2008. In future reports please expand the information to provide some of the information that is provided in your response to comment 1 and 2. Specifically, please include the dollar amount that you have spent in Iran. If you anticipate or are in the process of deciding to spend significant funds in the future, that should also be disclosed in a format similar to how the information was provided in your October 21 letter. For example, if at the time of your next report you have decided or are deciding whether to drill an additional well in Iran at an estimated cost of $114 million, please disclose that.

Ms. Laura Nicholson

Response

In future filings, Petrobras will provide additional qualitative and quantitative disclosure regarding its operations in Iran similar to that provided in the Companies’ letter of October 21, 2008.

Comment

2.            We have considered your response to prior comment number 6 from our letter dated September 30, 2008 and do not concur with your conclusions regarding the reporting of employee benefit expense for non-active employees. In this regard, we note that costs related to current and prior employees, including interest costs, are components of periodic pension and other post-employment benefit costs under US GAAP. Further, it is our view that such periodic costs represent operating, and not non-operating, costs. In future filings, revise your presentation to report employee benefit expenses for non-active participants as part of operating expenses.

Response

In future filings, Petrobras will revise its presentation to report employee benefit expenses for non-active participants as part of operating expenses.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Laura Nicholson

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2414.

Very truly yours,

/s/ Almir Guilherme Barbassa

__________________________________

Petróleo Brasileiro S.A.—PETROBRAS

Name: Almir Guilherme Barbassa

Title:   Chief Financial Officer

/s/ Daniel Lima de Oliveira

__________________________________

Petrobras International Finance Company

Name: Daniel Lima de Oliveira

Title:   Chairman

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP